SurfControl®


06018678

November 10, 2006


SEC MAIL PROCESSING
RECEIVED
NOV 20 2006
WASH, D.C.
210
SECTION

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

SUPPL

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-SurfControl PLC 1st Quarter Results, dated October 31, 2006
- REG-SurfControl PLC Director/PDMR Shareholding, dated November 1, 2006
- REG-SurfControl PLC Holding(s) in Company, dated November 9, 2006

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

Sincerely,



Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures



Enterprise Threat Protection

SurfControl, Inc.,
1900 West Park Drive, Suite 180, Westborough, Massachusetts 01581, USA
Telephone: (831)-440-2500 Fax: (831)-440-4878
www.surfcontrol.com

U.S. Headquarters - SurfControl, Inc.,
5550 Scotts Valley Drive, Scotts Valley, California 95066, USA
Telephone: (831)-440-2500 Fax: (831)-440-2740
www.surfcontrol.com

Offices in Australia • Austria • China • France • Germany • Israel • Netherlands • Singapore • United Kingdom • United States
Registered in England No: 1566321

File No.: 82-34985

Financial Announcements

REG-Surfcontrol PLC 1st Quarter Results


SEC MAIL PROCESSING
RECEIVED
NOV 3 0 2006
WASH. D.C. SECTION
210

RNS Number:2529L
Surfcontrol PLC
31 October 2006

SurfControl plc
("SurfControl" or "the Company")
FY 2007 First Quarter Earnings
SurfControl plc announces results for the quarter ended September 30 2006

London, England (October 31, 2006) - SurfControl plc (London: SRF.L), the leading provider of global on-demand, network and endpoint IT security solutions today reported financial results for the first quarter of FY07.

First Quarter Operational Highlights

- Billings growth of 21% (Q1 FY06: -2%). Product and on-demand service growth rates were 6% and 44% respectively, producing 10% overall growth on a like-for-like basis
- Ahead of plan on integration of BlackSpider acquisition:
  - combined go-to-market strategy completed and launched Oct. 24th
  - solid progress in the reduction of BlackSpider operating losses
- Channel sales increase to 79% (Q1 FY06: 68%)
- Improvement in both new business sales levels and new customer additions
- Record high subscription revenue at 90% of total revenue. Deferred revenue increase of 18% to $94.2m (Q1 FY06: $79.8m) creating significantly improved revenue visibility

First Quarter Financial Highlights (US$m)

Q1 FY2007	3m 30/09/06 $m	3m 30/09/06 $m	% change
Revenue	29.6	24.1	23%
Gross margin %	96%	98%	
Restructuring and onerous lease costs	0	3.3	
Loss before tax	(1.6)	(0.2)	
Pro-forma operating profit	1.2	3.4	
Basic EPS (US cents)	(4.3)	(0.6)	
Channel billings %	79%	68%	
Non-Americas revenue %	46%	39%	
Billings	23.8	19.6	21%
Deferred revenue	94.2	79.8	18%
Net cash and liquid investments	45.8	84.4	
Cash generated from operations	2.6	6.0	
Cash generated from operations before restructuring and onerous leases	2.9	7.0	

Reconciliations from the nearest IFRS measure to all pro-forma measures contained in this RNS statement are provided in the financial statements following this RNS, as well as on SurfControl's web site at www.surfcontrol.com/investors/financial_information.

Commenting on the results, Patricia Sueltz, CEO said, "The first quarter of the financial year is seasonally the quietest, and I am therefore pleased to report solid progress in both top line growth and the integration of BlackSpider. Last week, we launched worldwide on-demand services as well as a major new release of our enterprise protection suite raising the level of protection for our customers. Given the continued general improvement in trading and the growing Secure Content Market, we are confident of delivering a solid trading performance for the year."

For further information:

ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl	+44 (0) 1260 296 257
Pat Sueltz, CEO	pat.sueltz@surfcontrol.com
Simon Wilson, CFO	simon.wilson@surfcontrol.com

First Quarter Financial Highlights

Billings in the quarter grew 21% to $23.8m (Q1 FY06: $19.6m). Product billings continued their modest growth trend at 6% (Q1 FY06: -2%) and the new on-demand services added billings growth of 44% into the mix. Adjusted to recognise the pre-acquisition $2.1m prior year on-demand services billings of BlackSpider, the quarter on quarter billings growth rate of the Company is 10%.

During the quarter the Company improved new business sales levels as well as new customer additions. 915 new customers were won in the quarter (Q1 FY06: 767) including 249 on-demand customers. The number of large deals >$50,000 also increased, to 46 in the quarter (Q1 FY06: 32). Renewal rates remained in the target range of 70-80% and the value of three year contracts as a proportion of total billings was steady at 32% (Q1 FY06: 31%).

Revenue for the quarter increased by 23% to $29.6m (Q1 FY06: $24.1m). Product revenue increased 11% and the new on-demand services added revenue growth of 98% into the mix. Adjusted to recognise the pre-acquisition $1.4m prior year on-demand services revenues of BlackSpider, the quarter on quarter revenue growth rate of the Company is 16%.

Overall gross margin for the quarter was 96% (Q1 FY06: 98%) reflecting the introduction of on-demand services which produced a gross margin of 83%.

Licence revenue was 10% of total revenue in the quarter (Q1 FY06: 13%). The lower proportion of licence revenue compared to last year reflects the greater emphasis on subscription pricing initiated over a year ago, as well as the new on-demand revenue stream which is fully subscription-based. Subscription revenue of 90% is a record high for the Company, and the trend to an increasing proportion of subscription revenues is expected to continue. Reflecting this trend, as well as the first inclusion of deferred revenues from the on-demand services, total Company deferred revenue increased 18% to $94.2m (Q1 FY06: 79.8m) increasing forward revenue visibility. Seventy percent of the deferred revenue will be recognized as revenue in the next 12 months.

Americas' revenue for the quarter was 54% of the total (Q1 FY06: 61%). The shift in mix away from the Americas has been driven by the new on-demand services which to date has been almost wholly generated by customers in EMEA.

Pro-forma operating profit for the quarter was $1.2m (Q1 FY06: $3.4m). The decrease reflects both the pro-forma operating losses arising from the on-demand services of $1.0m (resulting from the acquisition of BlackSpider), and an increase in research and development and infrastructure spending across the Company.

FTE headcount at the end of the first quarter was 608 as at September 30, 2006 (Q4 FY06: 517), largely driven by the addition of 88 people from BlackSpider.

Share-based payment costs, amortisation of intangible assets, and depreciation are required under IFRS to be included in the principal operating cost categories of selling and distribution, research and development, and general and administrative. The nature and scale of each of these costs is separately disclosed at the end of the financial information contained in this RNS. In aggregate the total charge in the first quarter for each of these costs is as follows: amortisation of intangibles $1.5m (Q1 FY06: $0.6m), share-based payments $0.8m (Q1 FY06: zero), and depreciation $0.8m (Q1 FY06: $0.5m).

The acquisition of BlackSpider and its consolidation into the SurfControl Group accounts has added $21.5m of intangible assets, all of which have an estimated useful life of five years. The related amortisation charge in the first quarter is $0.9m. Goodwill of $27m has also arisen on consolidation. Goodwill is not amortised under IFRS, although goodwill and all intangible assets are the subject of impairment tests. Share-based payments have increased relative to last year because the prior year comparative was reduced by the reversal of charges for options which had lapsed. Depreciation has increased year-over-year in line with the increase in capital expenditure on internal infrastructure and information systems. The increase also reflects the addition of the on-demand infrastructure from the acquisition of BlackSpider.

After charging these costs, the loss before tax for the quarter was $1.6m (Q1 FY06: loss of $0.2m). The

effective tax rate for FY07 is estimated at 25% of pre-tax profits before amortisation of non tax deductible intangible assets. Basic loss per share for the quarter was 4.3 cents (Q1 FY06: loss of 0.6 cents).

Pre-restructuring operating cash flow for the quarter was $2.9m (Q1 FY06: $7.0m). The decrease relative to the prior year was primarily driven by the reduced levels of pro-forma profit and the negative cash flow from the on-demand services. Cash generated from operations under IFRS was $2.6m for the quarter (Q1 FY06: $6.0m). Free cash flow in the quarter was $2.1m (Q1 FY06: $7.6m). Net cash and liquid investments ended the quarter at $45.8m, substantially reflecting the outflow of cash of $38.1m relating to the purchase of BlackSpider and the repayment of its debt.

First Quarter Corporate Highlights

Introduction
During the quarter, the Company continued to grow its top line and has positioned itself as the leading provider of Internet threat protection and content control solutions. A key development was the addition of on-demand services. The Company is now uniquely positioned as the leading provider global on-demand, network, and endpoint IT security solutions. Customers, resellers, and industry analysts have immediately and positively responded to this development.

The market
A key theme in the market is the requirement for maximum protection on a multi-layered basis, protecting all points of vulnerability for the lowest cost of ownership; this is known as the "best of need" solution. This is best achieved by going to one supplier -- such as SurfControl - for the broadest, most comprehensive level of protection. A company's need to manage and protect itself against increasingly complex threats is also driving market growth. One recent example is the recent phishing scam targeting Google users by offering a down-loadable toolbar that was in fact a Trojan which converted the user's machine into a 'spam zombie'. SurfControl's global threat experts were the first to detect and warn customers of this latest threat. Backed by industry-leading threat detection technologies, SurfControl works 24/7 to provide customers with dynamic zero-day protection.

On-demand services integration
In July of this year, the Company acquired BlackSpider Technologies Ltd which positioned SurfControl as the only provider of Web and E-mail protection solutions in all three form factors: software, appliance and on-demand. The integration of on-demand services into the Company's product portfolio has now been completed; this included the amalgamation and cross training of the Company's sales, support and marketing teams. Data centre capacity has been extended in EMEA and a second data centre added in the US, making a worldwide total of eight. This extended capacity was established ahead of the October 24th global availability announcement of our global on-demand services.

Product development
A focal point for the quarter was the preparation for our major product launch on 24th October covering worldwide availability of on-demand services and new releases of SurfControl Web Filter, E-mail Filter and Mobile Filter. SurfControl is now a solutions provider rather than a point products vendor. Marketing activity included participation in three industry conferences on two different continents, extensive web and collateral enhancements and creation of a dedicated launch website. The Company is training SurfControl employees and channel partners around the world, conducting press and analyst briefings, and is reaching out to its installed base of customers.

Another important event in the quarter was the award of Premium Checkmark Certification from West Coast Labs for SurfControl E-mail Filter and Risk Filter products. This is a major endorsement of product quality for SurfControl. The Company also released Enterprise Threat Shield 3.51, which includes protection from the disruption of portable media devices; another emerging threat that organisations wish to address.

Reseller channel
During the past year the Company has increased focus on building and managing relationships with key resellers and partners. In the UK, for example, SurfControl moved to a two-tier distribution model with the appointment of InTechnology as its UK solutions distributor. Globally, the channel partners have responded well to the increased focus and sales via channel partners significantly increased to 79% of total billings in the quarter (Q1 FY06: 68%). Sales of new product and services via the channel increased to 86% in the quarter (Q1 FY06: 80%). The commitment to the channel has been further bolstered by the addition of on-demand services which BlackSpider had wholly delivered via the channel.

New customers
During the quarter the Company continued to expand its customer base, winning 915 new customers. Q1 FY07 billings breakdown was: New customer sales 26%, sales into the customer base 28%, renewals 44% and other 2% (Q1 FY06: 25%, 23%, 49% and 3% respectively). The new business sales mix has increased both year-over-year and sequentially. As a result the combination of new and base business mix is now at its highest

level since FY04. The average invoice value in the quarter increased to $6,100 (Q1 FY06: $6,000) and bundled sales increased to 24% of billings (Q1 FY06: 20%).

New customers in the quarter included Banco Internacional de Mozambique, Banca di Bologna, Credit Union Australia, Dubai World Trade Centre LLC, Fujitsu General (Euro) GmbH, Johns Hopkins Health Care, Lockheed Martin VA, LVMH, Ministry of Finance Bulgaria, NASA JSC IT Security Office, North Yorkshire Police, Robins Airforce Base, Rothschild Asset Management Ltd, Smurfit Kappa Group, Toyota, Tampa Bay Federal Credit Union, and US Army-System Performance.

Outlook

The first quarter of the financial year is seasonally the quietest, and the Company is therefore pleased to report solid progress in both top line growth and the integration of BlackSpider. Last week the Company launched the worldwide availability of on-demand services as well as a major new release of the enterprise protection suite raising the level of protection for our customers. Given the continued improvement in trading and the growing Secure Content Market, we are confident of delivering a solid trading performance for the year.

About SurfControl

SurfControl provides a portfolio of security solutions to protect our customers from Internet threats, deliver business and regulatory compliance, and enable business continuity. SurfControl believes that security should be treated as a science, delivering protection at multiple points:

- "In the cloud" with on-demand security services
- On the network with software and appliances
- On the desktop and mobile client

All of SurfControl's solutions for web, e-mail and endpoint security are backed by industry-leading threat detection technologies, delivered by SurfControl's Global Threat Experts who work 24/7 to provide customers with dynamic zero-day protection. The company protects more than 14.5 million users in over 23,000 customers worldwide, and employs more than 600 people in offices across Europe, the Americas, and Asia/Pacific. For further information and news on SurfControl, please visit www.surfcontrol.com.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

SurfControl plc
Consolidated income statement
for the three months ended 30 September 2006

	Notes	3 months ended 30 September 2006	3 months ended 30 September 2005	Year ended 30 June 2006
		$'000	$'000	$'000
Revenue	2	29,628	24,123	101,886
Cost of sales		(1,124)	(515)	(2,409)
Gross profit		28,504	23,608	99,477
Selling and distribution excluding restructuring		(16,369)	(11,490)	(54,367)
Restructuring	3	-	(915)	(2,336)
Total selling and distribution		(16,369)	(12,405)	(56,703)
Research and development excluding restructuring		(6,159)	(4,381)	(18,180)
Restructuring	3	-	(729)	(1,366)
Total research and development		(6,159)	(5,110)	(19,546)

	Notes			
General and administrative excluding onerous leases and restructuring		(7,846)	(5,362)	(22,167)
Onerous leases	3	-	(692)	(1,254)
Restructuring	3	-	(995)	(1,945)
Total general and administrative		(7,846)	(7,049)	(25,366)
Other operating expenses		(33)	(122)	(212)
Operating loss		(1,903)	(1,078)	(2,350)
Financing income		725	849	3,213
Financing expense		(418)	(8)	(114)
(Loss)/ profit before tax		(1,596)	(237)	749
Income tax credit/(expense)	4	444	59	(185)
(Loss)/ profit for the period attributable to equity holders of the Parent Company		(1,152)	(178)	564
Basic (loss)/ earnings per ordinary share (cents)	5	(4.3)	(0.6)	2.0
Diluted (loss)/ earnings per ordinary share (cents)	5	(4.2)	(0.6)	2.0

Group statement of recognised income and expense for the three months ended 30 September 2006

	3 months ended 30 September 2006	3 months ended 30 September 2005	Year ended 30 June 2006
	$'000	$'000	$'000
(Loss)/ profit for the period	(1,152)	(178)	564
Foreign exchange translation differences	(308)	20	(206)
Total recognised income and expense for the year attributable to equity holders of the Parent Company	(1,460)	(158)	358

Consolidated balance sheet as at 30 September 2006

	Notes	30 September 2006	30 September 2005	30 June 2005
		$'000	$'000	$'000
Assets				
Plant and equipment		7,829	3,572	5,476
Intangible assets	6,13	54,747	9,463	7,700
Liquid investments	8	32	4,453	4,657
Deferred tax assets		6,763	4,525	6,335
Total non-current assets		69,371	22,013	24,168
Current tax receivable		950	961	1,100
Trade and other receivables	7	18,448	15,775	24,765
Cash and cash equivalents	8	58,831	79,952	76,278
Total current assets		78,229	96,688	102,143
Total assets		147,600	118,701	126,311
Equity				
Issued share capital	9	5,087	5,033	5,087
Share premium	9	5,896	4,010	5,896
Other reserves	9	3,605	4,139	3,913
Retained earnings	9	(5,751)	6,339	(5,445)
Total equity attributable to equity holders of the Parent Company		8,837	19,521	9,451

	Notes			
Liabilities				
Deferred tax liabilities		6,250	79	61
Provisions	12	625	998	666
Total non-current liabilities		6,875	1,077	727
Interest-bearing borrowings	8	13,108	17	3
Deferred revenue	10	94,165	79,817	93,626
Deferred consideration on acquisition of subsidiary undertaking		-	659	-
Trade and other payables	11	15,793	11,715	14,210
Current tax payable		5,987	3,437	5,739
Provisions	12	2,835	2,458	2,555
Total current liabilities		131,888	98,103	116,133
Total liabilities		138,763	99,180	116,860
Total equity and liabilities		147,600	118,701	126,311

Consolidated Cash flow statement for the three months ended 30 September 2006

	Notes	3 months ended 30 September 2006	3 months ended 30 September 2005	Year ended 30 June 2006
Cash flows from operating activities		$'000	$'000	$'000
(Loss)/profit for the period		(1,152)	(178)	564
Adjustments for:				
Depreciation		783	536	2,108
Amortisation of intangible assets		1,484	587	2,350
Financing income		(725)	(849)	(3,213)
Financing expense		418	8	114
Share based charges		846	45	1,780
Income tax (credit)/ expense		(444)	(59)	185
Loss on sale of plant and equipment		-	-	105
Operating cash flow before changes in working capital and provisions		1,210	90	3,993
Decrease in operating receivables		8,293	9,793	1,142
(Decrease)/increase in operating payables		(7,122)	(3,878)	10,786
Increase/(decrease) in provisions		227	(8)	19
Cash generated from operations		2,608	5,997	15,940
Income taxes recovered		1,029	803	969
Net cash inflow from operating activities		3,637	6,800	16,909
Cash flows from investing activities				
Acquisition of plant and equipment		(2,143)	(160)	(2,864)
Proceeds from sale of plant and equipment		-	-	6
Acquisition of business undertaking	13	(38,101)	-	(659)
Cash acquired with business undertaking	13	2,766	-	-
Disposal of liquid investments		4,697	1,608	1,599
Bank and other interest received		907	998	3,269
Bank and other interest paid		(257)	(9)	(14)
Net cash inflow/(outflow) from investing activities		(32,131)	2,437	1,337
Cash flows from financing activities				
Proceeds from the issue of share capital		-	24	1,964
Proceeds from the short term interest bearing borrowings		13,149	-	-

Payment of short term interest bearing borrowings	(2,296)	-	-
Purchase of own shares	-	(11,939)	(27,145)
Payment of finance lease liabilities	(3)	(5)	(19)
Net cash outflow from financing activities	10,850	(11,920)	(25,200)
Net (decrease)/ increase in cash and cash equivalents	(17,644)	(2,683)	(6,954)
Cash and cash equivalents at beginning of the period	76,278	82,951	82,951
Effect of exchange rate fluctuations on cash held	197	(316)	281
Cash and cash equivalents at end of the period	58,831	79,952	76,278

Notes to the un-audited financial information for the three months ended 30 September 2006

1. Basis of preparation

This interim financial information has been prepared under the same accounting policies, and methods of computation, as applied in the Group's most recent full year financial statements. In addition the following accounting policy has been adopted for acquired intangible assets.

* Intangible assets

During the period the Group's parent undertaking acquired the entire issued share capital of Black Spider Technologies Limited. As a consequence of this acquisition, the Group has recognised additional intangible assets including brands, customers relationships and customer contacts, which have been recognised on the basis that they are separable, arise from contractual or other legal rights, and can be measured reliably. Future economic benefits are expected to flow from the assets, which are carried at fair value, and are to be amortised to the income statement over an estimated useful economic life of five years. These additional intangible assets are subject to impairment testing, in accordance with the Group's existing accounting policies, on an annual or more frequent basis, and would be impaired to the extent that the recoverable amount is less than the asset carrying value.

The comparative financial information for the full year ended 30 June 2006 is abridged, and does not constitute SurfControl plc's statutory accounts for that year within the meaning of section 240 of the Companies Act 1985. The financial statements for year ended 30 June 2006 have been reported on by KPMG Audit Plc. The report of the auditor was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The financial information for periods ended 30 September 2006, and 30 September 2005 is un-audited.

2. Segment reporting

Segment reporting is presented in the condensed financial information on a geographical basis, reflecting the Group's management and internal reporting structure. Geography is therefore the primary basis of Segment reporting in the current and preceding financial periods The Group had one business segment during the current and preceding financial periods, being the development and sale of Internet security products and managed services.

Revenue by customer location	3 months ended 30 September 2006 $'000	3 months ended 30 September 2005 $'000	Year ended 30 June 2006 $'000
United Kingdom	7,575	4,570	22,662
Mainland Europe	3,039	2,114	8,186
Americas	15,861	14,697	61,414
Australia and New Zealand	1,772	1,578	6,671
Rest of the World	1,381	1,164	2,953
	29,628	24,123	101,886

3. Restructuring and onerous lease charges

	3 months ended 30 September 2006 $'000	3 months ended 30 September 2005 $'000	Year ended 30 June 2006 $'000
Rent on vacant offices	-	692	1,254
Restructuring	-	2,639	5,647
	-	3,331	6,901

During the preceding year the Group carried out a restructuring programme, which involved the closure of certain sales offices, changes in management structure, and re-organisation of department functions. Vacant possession of relevant leases has been retained until such time as they expire or are assigned. Amounts equivalent to the rent arising from the un-expired portion of these leases have been charged to the income statement in the relevant period, net of amounts receivable under sub-lease arrangements.

4. Income tax expense

	3 months ended 30 September 2006 $'000	3 months ended 30 September 2005 $'000	Year ended 30 June 2006 $'000
Current tax:			
US Federal and state tax	(43)	(19)	(192)
Non US Corporation tax	278	67	(1,980)
Over provision in respect of previous years	-	-	166
Total current tax credit/ (expense)	235	48	(2,006)
Deferred tax:			
Tax loss (de-recognition)/recognition	(66)	5	15
Origination and reversal of temporary differences	275	6	1,806
Total deferred tax	209	11	1,821
Total Income tax credit/(expense)	444	59	(185)

5. (Loss)/earnings per share

Basic and fully diluted (loss)/earnings per ordinary share are calculated as follows:

	3 months ended 30 September 2006 $'000	3 months ended 30 September 2005 $'000	Year ended 30 June 2006 $'000
(Loss)/profit after taxation (for basic and diluted earnings per share)	(1,152)	(178)	564
Basic weighted average ordinary shares in issue	27,054,635	29,599,572	28,145,589
Dilutive effect of share options	644,539	432,943	696,193
Diluted weighted average ordinary shares in issue	27,699,174	30,032,515	28,841,782

Basic (loss)/earnings per ordinary share (cents)	(4.3)	(0.6)	2.0
Diluted (loss)/earnings per ordinary share (cents)	(4.2)	(0.6)	2.0

Own shares held by the Company of 4,256,098 (30 September 2005: 2,750,586) (30 June 2006: 4,256,098) have been treated as cancelled for the purpose of the earnings per share calculation.

6. Intangible assets

	Goodwill	Customer contracts and relationships	Brands	Intellectual Property	Development Costs	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Cost:						
At 1 July 2006	544	-	-	18,386	391	19,321
Additions (note 13)	26,984	13,891	3,561	3,698	397	48,531
At 30 September 2006	27,528	13,891	3,561	22,084	788	67,852
Amortisation and Impairment:						
At 1 July 2006	544	-	-	10,888	189	11,621
Provided during the period	-	579	148	721	36	1,484
At 30 September 2006	544	579	148	11,609	225	13,105
Net book value at 30 September 2006	26,984	13,312	3,413	10,475	563	54,747
Net book value at 30 September 2005	-	-	-	9,201	262	9,463
Net book value at 30 June 2006	-	-	-	7,498	202	7,700

The acquired intellectual property at 1 July 2006 relates to the written down values of linux based appliance, and spyware technology purchased during 2004 and 2005. Intellectual property, and other Intangible assets acquired upon purchase of the entire share capital of BlackSpider Technologies Limited on 13 July 2006, are included at provisional fair value or replacement cost, and are included in additions.

7. Trade and other receivables	3 months ended 30 September 2006	3 months ended 30 September 2005	Year ended 30 June 2006
	$'000	$'000	$'000
Current:			
Trade receivables	14,533	11,904	21,262
Other receivables and prepayments	3,915	3,871	3,503
	18,448	15,775	24,765

8. Analysis of liquid investments, net cash, and interest bearing borrowings

	3 months ended 30 September 2006	3 months ended 30 September 2005	Year ended 30 June 2006
	$'000	$'000	$'000
Liquid Investments	32	4,453	4,657
Cash and cash equivalents	58,831	79,952	76,278
Interest bearing loans and borrowings:			
Loans due within one year	(13,108)	-	-

Finance lease liabilities	-	(17)	(3)
	45,755	84,388	80,932

Loans due within one year consist wholly of a £7m ($13.1m) draw down against an unsecured 364 day in January 2007.

9. Capital and reserves

Group reconciliation of changes in equity

	Issued share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Translation reserve $'000	Retained earnings $'000	Total $'000
As at 1 July 2006	5,087	882	5,896	3,031	(5,445)	9,451
Total recognised income and expense	-	-	-	(308)	(1,152)	(1,460)
Equity settled transactions	-	-	-	-	846	846
As at 30 September 2006	5,087	882	5,896	2,723	(5,751)	8,837
As at 30 September 2005	5,033	882	4,010	3,257	6,339	19,521
As at 30 June 2006	5,087	882	5,986	3,031	(5,445)	9,541

At 30 September 2006 the Company held 2,750,586 shares in treasury (30 September 2005: 2,750,586 shares) (30 June 2006: 2,750,586 shares).

At 30 September 2006 the Group's employee benefit trust ("EBT") held 1,505,512 shares (30 September 2005: nil)(30 June 2006: 1,505,512 shares). The shares held by the EBT are listed on a recognised stock exchange, and their open market value at 30 September was $13,194,000. The nominal value held was $281,000. The EBT is a discretionary trust for the benefit of employees, and the shares are used to satisfy certain Group liabilities in respect to share based emoluments that have been provided to them.

The cost of own share purchases for treasury and the EBT has been charged to Retained Earnings. No own shares were acquired during the period.

10. Deferred revenue

Deferred revenue is due to be recognised as revenue in the income statement as follows:

	3 months ended 30 September 2006 $'000	3 months ended 30 September 2005 $'000	Year ended 30 June 2006 $'000
Current:			
In less than one year	65,976	54,886	63,890
In more than one year	28,189	24,931	29,736
	94,165	79,817	93,626

11. Trade and other payables

Current:	3 months ended 30 September 2006 $'000	3 months ended 30 September 2005 $'000	Year ended 30 June 2006 $'000
Trade payables	3,706	1,966	1,422
Sales taxes & social security costs	2,383	1,623	2,091
Non trade payables and accrued expenses	9,704	8,126	10,697
	15,793	11,715	14,210

12. Provisions

	3 months ended 30 September 2006 $'000	3 months ended 30 September 2005 $'000	Year ended 30 June 2006 $'000
Current			
Revenue	1,100	400	900
Legal	1,261	-	917
Restructuring	106	1,479	122
Onerous leases	368	579	616
	2,835	2,458	2,555
Non Current			
Onerous leases	452	846	481
Share based employment taxes	173	152	185
	625	998	666
Total provisions	3,460	3,456	3,221

13. Acquisitions

Acquisition of Black Spider Technologies Limited ("BST")

On 13 July 2006 the Group's parent undertaking, SurfControl plc, acquired the entire share capital of BST an "on demand" security services company. The provisional purchase price including directly attributable acquisition costs was $38,239,000 paid in cash, together with the assumption of interest bearing borrowings with a fair value of $2,296,000.

Acquiree net liabilities at the acquisition date, together with intangible assets, and deferred tax amounts recognised on acquisition were as follows:

	Carrying values $'000	Provisional fair value adjustments (1) $'000	Provisional recognised values $'000
Customer relationships and contracts	-	13,891	13,891
Brands	-	3,561	3,561
Intellectual property	-	3,698	3,698
Internal development costs	-	397	397
Deferred tax assets	-	434	434
Deferred tax liabilities	-	(6,464)	(6,464)
Plant and equipment	914	-	914
Trade and other receivables	2,108	-	2,108
Tax recoverable	373	-	373
Cash and cash equivalents	2,766		2,766
Interest bearing borrowings (1a)	(2,296)		(2,296)
Deferred revenue	(6,246)	-	(6,246)
Trade and other payables (1b)	(1,673)	(208)	(1,881)
Net identifiable assets	(4,054)	15,309	11,255
Goodwill			26,984
Total consideration (2)			38,239
Unpaid or accrued acquisition costs			(138)
Cash outflow			38,101
Cash acquired from acquisition			2,766

Notes:

(1) The provisional fair value adjustments relate to: (a) Interest bearing borrowings acquired being restated to fair value. (b) Additional accruals for professional fees, employer tax obligations on options, and bonuses.

(2) Acquisition costs were $1,331,000.

The provisional value of intangible assets, deferred tax, and the fair value adjustments are based on management's best estimates, and will be finalised in the Group's 2007 full year financial statements.

Goodwill represents the value of assets which cannot be separately recognised under IFRS, or which cannot be currently recognised on the grounds of uncertainty, including the value of the acquiree's workforce, potential revenue from cross selling into the Group's existing customer base, leverage of the on demand managed services outside of the UK/EMEA region, tax losses, and operating cost synergies.

BST contributed subscription revenue of $2,762,000 and a net loss of $1,316,000 after tax to the Group for the first quarter.

The un-audited draft financial statements for the year ended 30 June 2006 under BST's UK GAAP accounting policies reported subscription revenue of $7,087,000 and a loss after tax of $7,205,000.

Reconciliation of Operating profits to Pro-forma operating profit- Un-audited

Pro-forma operating profit for the period is as follows:

	3 months ended 30 September 2006	3 months ended 30 September 2005	Year ended 30 June 2006 Un-audited
	$'000	$'000	$'000
Pro-forma operating profit	1,194	3,414	10,921

Pro-forma profit operating for the three months ended 30 September 2006 is calculated as follows:

3 months ended 30 September 2006	Operating costs per Income statement	(1) Share based payments and related employment taxes	(2) Amortisation and impairment of acquired intangible assets	(3) Asset recognition and amortisation of internal development costs	(4) Depreciation of plant and equipment	Pro-forma operating profit
	$'000	$'000	$'000	$'000	$'000	$'000
Selling and distribution	(16,369)	313	727	-	418	(14,911)
Research and development	(6,159)	93	737	20	232	(5,077)
General and administrative	(7,846)	424	-	-	133	(7,289)
Other operating expenses	(33)	-	-	-	-	(33)
Total operating costs	(30,407)	830	1,464	20	783	(27,310)

Gross profit	28,504
Pro-forma operating profit	1,194
Pro-forma operating profit- for three months ended 30 September 2005 (un-audited)	3,414
Pro-forma operating profit -Year ended 30 June 2006 (un-audited)	10,921

Supplementary cash flow information

Group operating cash flow before cash flows associated with onerous leases and other restructuring charges, and Group free cash is as follows:

	3 months ended 30 September 2006	3 months ended 30 September 2005	2006 Year ended Un-audited
	$'000	$'000	$'000
Cash generated from operations	2,608	5,997	15,940
Onerous lease charges and restructuring	302	981	6623
Operating cash (restated)	2,910	6,978	22,563
Onerous lease charges and restructuring	(302)	(981)	(6,623)
Bank and other interest received	907	998	3,269
Bank and other interest paid	(257)	(9)	(14)
Income taxes recovered	1,029	803	969
Acquisition of plant and equipment	(2,143)	(160)	(2,864)
Sale of plant and equipment	-	-	6
Free cash	2,144	7,629	17,306

END
QRFILFLTIDLIVIR

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:3955L
Surfcontrol PLC
01 November 2006

SURFCONTROL PLC ("SurfControl" or "the Company")

Notification of share transaction by Person Discharging Managerial Responsibility ("PDMR")

The Company has been advised on 1 November 2006 that John Cheney, Executive Vice President Marketing/Product Management, a PDMR who is not a director, bought 10,000 ordinary shares in the Company at a price of 487p on the same day. Following this purchase, John Cheney has a share interest of 10,000, representing 0.0320% of the Company's issued share capital.

For further information,
ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

END
RDSUAVVRNWRARAA

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8119L
Surfcontrol PLC
09 November 2006

LETTER TO: SURFCONTROL PLC
DATED: 7 NOVEMBER 2006

COMPANIES ACT 1985 ss. 198-202
DISCLOSURE OF INTERESTS IN SHARES

Pursuant to the above provisions we hereby notify you of the following change of interest in shares of your Company on behalf of certain of our discretionary clients.

As at 3rd November, 2006 the interest is as follows:

Name of Trust: Merrill Lynch International Investment Fund

Class of Shares: Ordinary GBP 0.10

Sale: 48,945

Holding: 1,256,523

Shares in Issue: 31,471,233

Level of Interest: 3.95%

LETTER FROM: THOMAS HONE
COMPLIANCE ASSISTANT
BLACKROCK GROUP

END

HOLBBBDBUGGGGLC